SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RealNetworks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

75605L 70 8

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Michael Parham

Senior Vice President, General Counsel and Corporate Secretary

RealNetworks, Inc.

1501 First Avenue South, Suite 600

Seattle, Washington

(206) 674-2700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

On August 8, 2016, RealNetworks, Inc. (the “Company”) filed a Definitive Proxy Statement relating to the Annual Meeting of Shareholders of the Company to be held on September 19, 2016 (the “Proxy Statement”), which contains a proposal submitted to the Company’s shareholders to approve amendments to the Company’s existing equity plans to permit a one-time voluntary stock option exchange program (the “Option Exchange Program”). In connection with the Option Exchange Program, the Company is filing herewith, as Exhibit 99.1, the portion of a presentation relating to the Option Exchange Program, which was given to all Company employees at a town hall meeting on August 10, 2016.

The communication attached as an exhibit hereto does not constitute an offer to holders of eligible options to exchange such options. The Option Exchange Program described in the Proxy Statement has not commenced and will not commence unless shareholders approve the amendments to the Company’s existing equity plans to permit the Option Exchange Program. Even if the requisite shareholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. If the requisite shareholder approval is obtained and the Company determines to implement the Option Exchange Program, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program are urged to read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. The Company’s shareholders are also urged to read the Proxy Statement and any other relevant materials filed with the Securities and Exchange Commission as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program. The Company’s shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Company’s website at www.realnetworks.com or from the Securities and Exchange Commission’s website at www.sec.gov.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Presentation relating to the Option Exchange Program, given to all Company employees at a town hall meeting on August 10, 2016.